                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                  Vsource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92908B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                      Mercantile Equity Partners III, L.P.
                          Attention: I. Steven Edelson
                                1372 Shermer Road
                           Northbrook, Illinois 60062
                                 (847) 509-3711

                                 with a copy to:
                             Michael H. Altman, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4961

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                            December 14 and 18, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92908B 10 5                 13D                     PAGE 2 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Equity Partners III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    424,785 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    424,785 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     424,785 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Mercantile Equity Partners III, L.P. ("MEP, LP") directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 424,785 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                     PAGE 3 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Equity Partners III, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    424,785 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    424,785 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     424,785 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 424,785 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                     PAGE 4 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Partners I, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,260,302 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,260,302 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,260,302 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.2% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Mercantile Capital Partners I, L.P. ("MCP") directly holds (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock and (b) a Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                     PAGE 5 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Group, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,260,302 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,260,302 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,260,302 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.2% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1)  Solely in its capacity as the general partner of MCP. MCP directly holds
     (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock and (b) a Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                     PAGE 6 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Management Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,260,302 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,260,302 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,260,302 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.2% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the manager of Mercantile Capital Group, LLC ("MCG") which is the general partner of MCP. MCP directly holds (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock and (b) a Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                     PAGE 7 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Edelson Family Trust dated September 17, 1997
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    424,785 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    424,785 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     424,785 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as a managing member of MEP, LLC which is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 424,785 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                     PAGE 8 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Asia Internet Investment Group I, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    316,808 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    316,808 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     316,808 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Asia Internet Investment Group I, LLC ("AIIG") directly holds 316,808 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 hereof.

CUSIP NO. 92908B 10 5                 13D                     PAGE 9 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Asia Investing Group, LP
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    316,808 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    316,808 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     316,808 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as managing member of AIIG. AIIG directly holds 316,808 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                    PAGE 10 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Asia Investors Group, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    316,808 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    316,808 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     316,808 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of Asia Investing Group, LP ("AIG, LP"), which is the managing member of AIIG. AIIG directly holds 316,808 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                    PAGE 11 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Asia Investors, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    316,808 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    316,808 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     316,808 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as managing member of Asia Investors Group, LLC ("AIG, LLC"), the general partner of AIG, LP which is the managing member of AIIG. AIIG directly holds 316,808 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                    PAGE 12 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Asia, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    316,808 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    316,808 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     316,808 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as general manager of Mercantile Asia Investors, L.P. ("MAI, LP"), which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG. AIIG directly holds 316,808 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                    PAGE 13 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Michael A. Reinsdorf
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    17,884 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,001,896 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    17,884 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,001,896  (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,019,780 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.0% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of Mercantile Equity Partners III, L.L.C. ("MEP, LLC"), (b) a member of MCG, (c) a member of the Investment Committee of Mercantile Capital Management Corp. ("MCM"), and
     (d) a managing member of Mercantile Asia, LLC ("MA, LLC"). MEP, LLC is the general partner of MEP, LP, which directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 424,785 shares of Common Stock. MCG is the general partner of MCP, which directly holds
     (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock, and (b) a Warrant to purchase 54,312 shares of Common Stock. MA, LLC is the general partner of MAI, LP, which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG, which directly holds 316,808 shares of Common Stock. In addition, Mr. Reinsdorf directly owns 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 17,884 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                    PAGE 14 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    I. Steven Edelson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    17,884 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,001,896 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    17,884 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,001,896 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,019,780 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.0% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of MEP, LLC, and trustee of The Edelson Family Trust dated September 17, 1997 (the "Trust") which is also a managing member of MEP, LLC, (b) a member of MCG, (c) a member of the Investment Committee of MCM, and (d) a managing member of MA, LLC. MCG is the general partner of MCP. MEP, LLC is the general partner of MEP, LP, which directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 424,785 shares of Common Stock. MCP directly holds (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock, and (b) a Warrant to purchase 54,312 shares of Common Stock. MA, LLC is the general partner of MAI, LP, which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG. AIIG directly holds 316,808 shares of Common Stock. In addition, Mr. Edelson is the trustee of the Mercantile Companies Inc. Money Purchase Plan which holds 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 17,884 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                 13D                    PAGE 15 OF 35 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nathaniel C. A. Kramer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,577,110 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,577,110 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,577,110 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.4% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a member of MCG, (b) a member of the Investment Committee of MCM, and (c) a managing member of MA, LLC. MCG is the general partner of MCP, which directly holds (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock, and (b) a Warrant to purchase 54,312 shares of Common Stock. MA, LLC is the general partner of MAI, LP, which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG. AIIG directly holds 316,808 shares of Common Stock.
(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

Item 1.  Security and Issuer.

         This Amendment No. 3 to statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer").

         The principal executive offices of Issuer are located at 5740 Ralston Street, Suite 110, Ventura, California 93003.

Item 2.  Identity and Background.

         (a)

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this
Schedule 13D on behalf of Mercantile Equity Partners III, L.P. ("MEP LP"), Mercantile Equity Partners III, L.L.C. ("MEP LLC"), Mercantile Capital Partners I, L.P. ("MCP"), Mercantile Capital Group ("MCG"), Mercantile Capital Management Corp. ("MCM"), Asia Internet Investment Group I, LLC ("AIIG"), Asia Investing Group, LP ("AIG, LP"), Asia Investors Group, LLC ("AIG, LLC"), Mercantile Asia Investors, L.P. ("MAI, LP"), Mercantile Asia, LLC ("MA, LLC"), Michael A. Reinsdorf ("Mr. Reinsdorf"), I. Steven Edelson ("Mr. Edelson"), The Edelson Family Trust dated September 17, 1997 (the "Trust"), and Nathaniel C. A. Kramer ("Mr. Kramer"). MEP, LP, MEP, LLC, MCP, MCG, MCM, Mr. Reinsdorf, Mr. Edelson, the Trust and Mr. Kramer are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13d-5(b)(1) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists.

         (b)-(c)

         MEP, LP

         MEP, LP is an Illinois limited partnership, the principal business of which is making the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MEP, LP, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to MEP, LLC, the general partner of MEP, LP, is set forth below.

         MEP, LLC

         MEP, LLC is an Illinois limited liability company, the principal business of which is managing entities whose principal business is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MEP, LLC, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Reinsdorf, Mr. Edelson and the Trust, the managing members of MEP, LLC, is set forth below.

         MCP

         MCP is an Illinois limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MCP, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mercantile Capital Group, LLC, the general partner of MCP, is set forth below.

         MCG

         MCG is a Delaware limited liability company, the principal business of which is managing entities whose principal business is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MCG, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Reinsdorf, Mr. Edelson and Mr. Kramer, the members of MCG, and MCM, the non-member manager of MCG, is set forth below.

         MCM

         MCM is an Illinois corporation, the principal business of which is managing MCG. The principal business address of MCM, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Reinsdorf, Mr. Edelson and Mr. Kramer, the sole shareholders of MCM, is set forth below.

         AIIG

         AIIG is a Delaware limited liability company, the principal business of which is making the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of AIIG, which also serves as its principal office, is 1372 Sherman Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to AIG, LP, the managing member of AIIG, is set forth below.

         AIG, LP

         AIG, LP is a Delaware limited partnership, the principal business of which is managing entities whose principal business is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of AIG, LP, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to AIG, LLC, the general partner of AIG, LP, is set forth below.

         AIG, LLC

         AIG, LLC is a Delaware limited liability company, the principal business of which is managing AIG, LP. The principal business address of AIG, LLC, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to MAI, LP, the managing member of AIG, LLC, is set forth below.

         MAI, LP

         MAI, LP is a Delaware limited partnership, the principal business of which is managing AIG, LLC. The principal business address of MAI, LP, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to MA, LLC, the general partner of MAI, LP, is set forth below.

         MA, LLC

         MA, LLC is a Delaware limited liability company, the principal business of which is managing MAI, LP. The principal business address of MA, LLC, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60602. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Reinsdorf, Mr. Edelson and Mr. Kramer, the managing members of MA, LLC, is set forth below.

         Mr. Reinsdorf

         Mr. Reinsdorf's business address is 1372 Shermer Road, Northbrook, Illinois 60062. Mr. Reinsdorf is a managing member of MEP, LLC and MA, LLC, a member of MCG and a member of the Investment Committee of MCM. His principal occupation or employment is engaging in financial activities.

         Mr. Edelson

         Mr. Edelson's business address is 1372 Shermer Road, Northbrook, Illinois 60062. Mr. Edelson is a managing member of MEP, LLC and MA, LLC, a member of MCG and a member of the Investment Committee of MCM. His principal occupation or employment is engaging in financial activities.

         The Trust

         The Trust's business address is c/o I. Steven Edelson, 3010 Floral Drive, Northbrook, Illinois 60062. The principal business of the Trust is as a private family trust.

         Mr. Kramer

         Mr. Kramer's business address is 641 Lexington Avenue, Suite 1450, New York, New York 10022. Mr. Kramer is a managing member of MA, LLC, a member of MCG and a member of the Investment Committee of MCM. His principal occupation or employment is engaging in financial activities.

         (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) MCG, AIIG, AIG, LP, AIG, LLC, MAI, LP, and MA, LLC are Delaware entities. MEP, LP, MEP, LLC, MCP, MCM, and the Trust are all Illinois entities. Mr. Reinsdorf, Mr. Edelson and Mr. Kramer are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the shares of Series 1-A Convertible Preferred Stock consisted of $248,897.50 of working capital invested by Mr. Edelson, Mr. Reinsdorf and by the members of MEP, LP.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the 624,025 shares of Series 2-A Convertible Preferred Stock and the Warrant for 54,312 shares of Common Stock consisted of $4,000,000 of working capital invested by the partners of MCP. The "Warrant" means the Warrant dated September 18, 2000 issued to MCP to purchase 54,312 shares of Common Stock of the Issuer at an initial exercise price of $6.41 per share. The form of Warrant is attached as an exhibit to the original Schedule 13D filed on July 5, 2001 and is incorporated herein by reference.

         The source and amount of funds or other consideration used by the Reporting Persons to acquire the 316,808 shares of Common Stock held directly by AIIG was the shares of NetCel360 (as defined in

Item 4) with respect to which such shares were distributed and the conversion of a Tranche A bridge loan (as described below).

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the $1,300,000 Series A Note held directly by MCP (as defined in Item 4 below) consisted of an aggregate of $1,300,000 of working capital invested by the partners of MCP.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the $251,150.68 Series A Note held directly by AIIG was an exchange of a Tranche B bridge loan (as described below).

Item 4.  Purpose of Transaction.

Series 1-A Preferred Stock

         On February 3, 2000, Mercantile VS, LLC ("Mercantile VS") acquired 191,918 shares of Series 1-A Convertible Preferred Stock pursuant to a Subscription Agreement dated February 3, 2000 between the Issuer and Mercantile VS.

         On December 12, 2000, Mercantile VS was dissolved and its shares of Series 1-A Convertible Preferred Stock were distributed to its members, including MEP, LP and Messrs. Edelson and Reinsdorf.

         The Series 1-A Convertible Preferred Stock has the following characteristics:

         - Redemption. The shares of Series 1-A Convertible Preferred Stock are not redeemable by the Issuer or the holder thereof.

         - Voting Rights. The holder of each share of Series 1-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 1-A Preferred Stock could then be converted.

         - Conversion. Each share of Series 1-A Convertible Preferred Stock is currently convertible into one share of Common Stock, at the option of the holder thereof at any time after issuance, subject to adjustment in certain circumstances. Each share of Series 1-A Convertible Preferred Stock will automatically be converted into shares of Common Stock immediately upon the closing of a public offering of the Issuer's Common Stock with aggregate gross proceeds of at least $10,000,000 and a per share price to the public of at least five dollars ($5.00), or at the election of the holders of a majority of the outstanding shares of Series 1-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by the Issuer below the conversion price of the shares of Series 1-A Convertible Preferred Stock. As described below, the Reporting Persons believe that the issuances on June 25, 2001 and July 13, 2001 of Series A Notes by the Issuer, and the issuance on July 12, 2001 of Series B Notes and Series B Warrants by the Issuer, triggered adjustments of the conversion rate of the Series 1-A Convertible Preferred Stock, such that, following such issuances, each share of Series 1-A Convertible Preferred Stock is convertible into 4.65972 shares of Common Stock.

Series 2-A Preferred Stock

         On September 18, 2000, MCP acquired 624,025 shares of Series 2-A Convertible Preferred Stock and a Warrant to purchase 54,312 shares of Common Stock for an initial exercise price of $6.41 per share pursuant to a Convertible Preferred Stock Purchase Agreement dated July 31, 2000 between the Issuer, MCP and other investors party thereto, as amended.

         The Series 2-A Convertible Preferred Stock has the following characteristics:

         - Redemption. The shares of Series 2-A Convertible Preferred Stock are not redeemable by the Issuer or the holder thereof.

         - Voting Rights. The holder of each share of Series 2-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 2-A Preferred Stock could then be converted.

         - Conversion. Each share of Series 2-A Convertible Preferred Stock was initially convertible into one share of Common Stock, at the option of the holder thereof at any time after issuance, subject to adjustment in certain circumstances. Each share of Series 2-A Convertible Preferred Stock will automatically be converted into shares of Common Stock immediately upon the closing of a public offering of the Issuer's Common Stock with aggregate gross proceeds of at least $20,000,000 and a per share price to the public of at least thirteen dollars ($13.00), or at the election of the holders of a majority of the outstanding shares of Series 2-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by the Issuer below the conversion price of the shares of Series 2-A Convertible Preferred Stock. As described below, the Reporting Persons believe that the issuances on June 25, 2001 and July 13, 2001 of Series A Notes by the Issuer, and the issuance on July 12, 2001 of Series B Notes and Series B Warrants by the Issuer, triggered adjustments of the conversion rate of the Series 2-A Convertible Preferred Stock, such that following such issuances, each share of Series 2-A Convertible Preferred Stock is convertible into 5.13760 shares of Common Stock.

         - Registration Rights. The holders of shares of Series 2-A Convertible Preferred Stock were granted certain registration rights with respect to such shares as set forth below:

               1. The Issuer was required to prepare and file a shelf
                  registration statement with the SEC with respect to the shares of Common Stock underlying the shares of Series 2-A Convertible Preferred Stock and the Warrant. If the shelf registration statement was not declared effective before January 18, 2001, then the Issuer was obligated to issue to each holder a warrant to purchase, at an exercise price equal to $6.41, a number of shares of Common Stock equal to the product of (x) two percent (2%) of the number of registrable shares then held by such holder (including registrable shares which may be acquired upon conversion of shares of Series 2-A Convertible Preferred Shares) and (y) a fraction, the numerator of which is the lesser of 450 and the number of days by which the date on which the shelf registration statement is declared effective and the denominator of which is thirty
                  (30); and

               2. The holders of Series 2-A Convertible Preferred Stock were granted customary piggy back registration rights.

         While the Issuer filed a shelf registration statement pursuant to the provisions described above, and while such registration statement was declared effective by the SEC before January 18, 2001, the Issuer notified the holders of registrable securities thereunder shortly thereafter that such registration statement was unavailable for use, and such registration statement has not been made available for use by the holders of registrable securities thereunder at any time since then. The holders of registrable securities under the Registration Rights Agreement, including MCP, may claim that they are entitled to the warrants described in paragraph 1 above. No such warrants have been issued and, therefore, as of the date of this Schedule 13D, no Reporting Person beneficially owns any of the shares of Common Stock of the Issuer which might be issuable upon exercise of such warrant, if and when it is issued.

         Pursuant to the terms of the Warrant, MCP may purchase 54,312 shares of Common Stock (the "Warrant Shares"). The initial exercise price was $6.41 per share. MCP may purchase some or all of the Warrant Shares at any time or from time to time until September 17, 2005. The number of Warrant Shares and/or the exercise price per share (i.e., $6.41) are subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below the exercise price. As described below, the Reporting Persons believe that the issuances on June 25, 2001 and July 13, 2001 of Series A Notes by the Issuer, and the issuance on July 12, 2001 of Series B Notes and Series Warrants by the Issuer, triggered adjustments of the exercise price of the Warrant to $1.25 per share. There was no adjustment to the number of Warrant Shares to which the Warrant was subject. MCP acquired the Warrant for investment purposes.

NetCel360 Closing.

         On June 22, 2001, pursuant to an Acquisition Agreement dated as of May 24, 2001, as amended (the "NetCel360 Acquisition Agreement"), the Issuer consummated the acquisition of substantially all of the assets of NetCel360 Holdings Limited ("NetCel360") and issued 2,774,243 shares of Common Stock to NetCel360 as consideration for such assets. In addition, subject to any claims of indemnification the Issuer may make under the NetCel360 Acquisition Agreement, the Issuer will issue to NetCel360 an additional 935,486 shares of Common Stock on or before December 22, 2001.

         AIIG owns equity interests in NetCel360 representing, in the aggregate, approximately 3.2% of the economic interests in NetCel360. Messrs. Edelson, Reinsdorf and Kramer are each managing members of MA, LLC. MA, LLC is the general partner of MAI, LP. MAI, LP is the managing member of AIG, LLC. AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Effective December 14, 2001, NetCel360 distributed to its equityholders all of the shares of Common Stock of the Issuer received by it on June 22, 2001. In such distribution, AIIG received 89,505 shares of Common Stock.

         Under the NetCel360 Acquisition Agreement, the Issuer granted to NetCel360 and its stockholders certain registration rights with respect to the shares of Common Stock held by NetCel360 and such holders. In particular, the Issuer agreed to prepare and file a shelf registration statement with the SEC with respect to such shares of Common Stock by December 22, 2001.

         As a part of the acquisition of NetCel360's assets, the Issuer assumed NetCel360's obligations under an Amended and Restated Bridge Loan Agreement dated as of May 24, 2001, as amended (the "Bridge Loan Agreement"). Under the Bridge Loan Agreement, the Issuer guarantees the obligations of NetCel360.com Ltd., a wholly-owned subsidiary of the Issuer (the "Borrower"), under the Bridge Loan Agreement. The Bridge Loan Agreement also provides that the Borrower may, at its sole discretion, prior to a relevant deadline, elect (i) to discharge all of its obligations with respect to the "Tranche A" loans thereunder by delivery of a number of shares of Common Stock of the Issuer equal to the then-outstanding principal amount and interest of such Tranche A loans divided by $0.20; provided that in certain circumstances certain Tranche A lenders other than AIIG may elect to receive in lieu of such shares of Common Stock payment of cash equal to one-half of the then-outstanding principal amount and interest of such Tranche A lender's Tranche A loan; and (ii) to discharge all of its obligations with respect to the "Tranche B" loans thereunder by delivery of a number of shares of Common Stock of the Issuer equal to the then-outstanding principal amount and interest of such Tranche B loans divided by $0.10. The $0.20 and $0.10 exchange factors described in the immediately preceding sentence are subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below such $0.10 per share. In addition, in order for the Borrower to exercise its rights to deliver shares of Common Stock of the Issuer, the Issuer must agree to grant to the lenders to whom shares of Common Stock are so delivered registration rights (and in particular, the Issuer must agree to prepare and file a shelf registration statement with the SEC with respect to such shares of Common Stock by the later of December 22, 2001 or the issuance of such shares.

         As of the closing of the NetCel360 acquisition, AIIG was a Tranche A lender under the Bridge Loan Agreement with respect to $44,012 original principal amount of Tranche A loans, and a Tranche B lender under the Bridge Loan Agreement with respect to $250,000 original principal amount of Tranche B loans. On July 13, 2001, AIIG exchanged its Tranche B bridge loan for a Series A Note, with the terms described below, in the initial principal amount of $251,150.68. On December 18, 2001, the Issuer effected the discharge of the Tranche A bridge loans by delivery of shares of Common Stock as described above. In such transaction, AIIG received 227,303 shares of Common Stock.

Series A Notes.

         On June 25, 2001 and July 13, 2001, pursuant to a Convertible Note Purchase Agreement dated as of June 25, 2001 (the "Series A Purchase Agreement") the Issuer issued an aggregate $3.3 million in original principal amount of convertible promissory notes ("Series A Notes"), with the terms described below. MCP purchased a Series A Note on such date from the Company in the original principal amount of $1.3 million. On July 13, 2001, AIIG exchanged its Tranche B bridge loan for a Series A Note in the initial principal amount of $251,150.68.

         The Series A Notes bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer have guaranteed the Issuer's obligations under the Series A Notes. The Series A Notes are subordinated to the loans under the Bridge Loan Agreement. At any time, a holder of a Series A Note may elect to convert the Series A Note into a number of shares of Series 3-A Preferred Stock of the Issuer determined by dividing the outstanding principal and interest on the Series A Note by $60. All Series A Notes shall be automatically so converted upon the election of the holders of Series A Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Notes. The $60 conversion price described above is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, and (c) recapitalizations, reclassification or exchange.

         The Series 3-A Preferred Stock to be issued upon conversion of a Series A Note will have the following characteristics:

         - Redemption. In the event that the Conversion Conditions (as defined below) are not satisfied prior to February 15, 2002 or the Conversion Conditions fail to be satisfied at any time after February 15, 2002, then at any time after June 30, 2002, the Issuer shall have the right to redeem all shares of Series 3-A Preferred Stock then outstanding at a price per share equal to the Redemption Amount (as defined below). Also, if at any time after February 15, 2002, the Conversion Conditions are not satisfied, then at any time on or after the earlier of June 30, 2002 and a bankruptcy event involving the Issuer, each holder of Series 3-A Preferred Stock may require the Issuer to redeem all or any portion of such holder's shares of Series 3-A Preferred Stock, at a price per share equal to the Redemption Amount. The "Conversion Conditions" are that either (i) there is an effective amendment to the Issuer's certificate of incorporation increasing the authorized shares of Common Stock of the Company to at least 200 million shares and that stockholders of the Issuer have approved the issuance of shares of Common Stock upon conversion of the Series 3-A Preferred Stock; or (ii) the Company has decided not to seek such approvals and the Company has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of the Issuer's securities are then listed, if any. On November 20, 2001, the stockholders of the Issuer approved the filing of such an amendment to the Issuer's certificate of incorporation. Because such filing has not yet been made by the Issuer, as of the date of this Amendment No. 3 to Schedule 13D, the Conversion Conditions are not yet satisfied. The "Redemption Amount" with respect to a share of Series 3-A Preferred Stock means an amount in cash equal to the greater of (i) three (3) times the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock; and (ii) the fair market value of the Common Stock into which such share of Series 3-A Preferred Stock would be convertible (regardless of any limitations on conversion), provided that such fair market value for purposes of determining the Redemption Amount shall not exceed $0.35 per share of Common Stock (as adjusted for stock splits, stock dividends and similar transactions).

         - Voting Rights. The holder of each share of Series 3-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 3-A Preferred Stock could then be converted (without taking into account any restrictions or conditions on such conversion).

         - Conversion. Subject to the Conversion Conditions, each share of Series 3-A Convertible Preferred Stock is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by $0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Convertible Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 2-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by the Issuer below the conversion price of the shares of Series 3-A Convertible Preferred Stock.

         Pursuant to the Series A Purchase Agreement, the holders of shares of Common Stock received upon conversion of shares of Series 3-A Convertible Preferred Stock received upon conversion of Series A Notes were granted certain registration rights. In particular, the Issuer is required to prepare and file a shelf registration statement with the SEC on or prior to December 22, 2001 with respect to such shares of Common Stock.

         Because the issuance of shares of Common Stock of the Issuer upon conversion of the Series 3-A Preferred Stock which may be received by MCP or AIIG upon conversion of a Series A Note is subject to the Conversion Conditions, which are beyond the control of the Reporting Persons, none of the Reporting Persons currently beneficially own any of such shares of Common Stock and none of such shares are reported at this time in this Schedule 13D.

         The Reporting Persons believe that under the provisions of the certificate of incorporation and certificates of designation of the Issuer creating the Series 1-A Preferred Stock and the Series 2-A Preferred Stock, the issuances of the Series A Notes by the Issuer triggered an adjustment to the conversion price of the Series 1-A Preferred Stock and the Series 2-A Preferred Stock and the exercise price of the Warrant.

         The issuer has informed the Reporting Persons that the Issuer may take the position that, because conversion of the Series 3-A Preferred Stock into Common Stock is subject to the Conversion Conditions, which have not yet been met, the issuances of Series A Notes on June 25, 2001 and July 13, 2001 did not trigger any adjustment to the conversion prices of the Series 1-A Preferred Stock or the Series 2-A Preferred Stock or to the exercise price of the Warrant, and that any such adjustment would only be triggered upon the satisfaction of the Conversion Conditions. Nevertheless, the Reporting Persons believe that the position set forth in this Schedule 13D (i.e., that such adjustments were triggered by the issuances of Series A Notes on such dates) is correct under the language of the Issuer's certificate of incorporation and the certificates of designation creating the Series 1-A Preferred Stock and the Series 2-A Preferred Stock.

Series B Notes.

         On July 12, 2001, pursuant to an Exchangeable Note and Warrant Purchase Agreement (the "Series B Purchase Agreement"), the Issuer issued $4,251,500 in original principal amount of convertible promissory notes ("Series B Notes"), with the terms described below and warrants ("Series B Warrants") to purchase an aggregate of 21,257,500 shares of Common Stock of the Issuer, with the terms described below. None of the Reporting Persons purchased a Series B Note or a Series B Warrant on that date.

         The Series B Notes have the terms described in this paragraph. Series B Notes bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer guarantee the Issuer's obligations under the Series B Notes. Series B Notes will be automatically exchanged, in part, for Series A Notes upon the occurrence of certain events set forth in the Series B Notes. At any time on or after February 15, 2002, a holder of a Series B Note may elect to exchange the Series B Note for a Series A Note. Series A Notes issued upon exchange of Series B Notes will have the same terms as the Series A Notes described above (including the right to convert such notes into Series 3-A Preferred Stock, with the terms described above).

         The Series B Warrants have the terms described in this paragraph. The initial exercise price is $0.10 per share of Common Stock ("Warrant Shares"). The holder of the Series B Warrant may purchase some or all of the Warrant Shares at any time or from time to time until the fifth anniversary of the issuance of the Series B Warrant. The number of Warrant Shares and/or the exercise price per share (i.e., $0.10) is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below the conversion price. The "Conversion Conditions" are that either
(i) there is an effective amendment to the Issuer's certificate of incorporation increasing the authorized shares of Common Stock of the Company to at least 200 million shares and that stockholders of the Issuer have approved the issuance of shares of Common Stock upon conversion of the Series B Warrant; or (ii) the Company has decided not to seek such approvals and the Company has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon conversion of the Series B Warrant; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of the Issuer's securities are then listed, if any. If at any time after February 15, 2002, such Conversion Conditions are not satisfied, then the holder of the Series B Warrant may require the Issuer to redeem all or any portion of such Series B Warrant for an amount in cash equal to the product of the number of shares of Common Stock into which the Series B Warrant could have been exercised had the Conversion Conditions been met multiplied by the greater of (i) $0.30 (as adjusted for stock splits, stock dividends and similar transactions); and
(ii) the fair market value of a share of Common Stock, provided that such fair market value for purposes of this calculation not exceed $0.35 per share of Common Stock (as adjusted for stock splits, stock dividends and similar transactions).

         The Reporting Persons believe that under the provisions of the certificate of incorporation and the certificates of designation of the Issuer creating the Series 1-A Preferred Stock and the Series 2-A Preferred Stock, the issuance of the Series B Notes and Series B Warrants by the Issuer triggered an adjustment to the conversion price of the Series 1-A Preferred Stock and the Series 2-A Preferred Stock and the exercise price of the Warrant. Following the sale by the Company of $4,251,500 original principal amount of Series B Notes and Series B Warrants to purchase 21,257,500 shares of Common Stock on July 12, 2001, and following the sales of Series A Notes on June 25, 2001 and July 13, 2001, as described above, each share of Series 1-A Preferred Stock is now convertible into 4.65972 shares of Common Stock, each share of Series 2-A Preferred Stock is now convertible into 5.13760 shares of Common Stock and the exercise price of the Warrant is now $1.25.

         As described above, the Issuer has informed the Reporting Persons that the Issuer may take the position that, because exercise of Series B Warrants into Common Stock is subject to the Conversion Conditions, which have not yet been met, the issuance of Series B Notes and Series B Warrants on July 12, 2001 did not trigger any adjustment to the conversion prices of the Series 1-A Preferred Stock or the Series 2-A Preferred Stock or to the exercise price of the Warrant, and that any such adjustment would only be triggered upon the satisfaction of the Conversion Conditions. Nevertheless, the Reporting Persons believe that the position set forth in this Schedule 13D (i.e., that such adjustments were triggered by the issuance of Series B Notes and Series B Warrants on such date) is correct under the language of the Issuer's certificate of incorporation and the certificates of designation creating the Series 1-A Preferred Stock and the Series 2-A Preferred Stock.

General.

         In the documentation entered into in connection with the purchase of the Series 2-A Convertible Preferred Stock and the Warrant, MCP received certain visitation and board observer rights until the fifth anniversary of the closing, so long as MCP and its affiliates own at least one percent (1%) of the voting securities of the Issuer. In addition, on January 18, 2001, Messrs. Edelson and Kramer were appointed as directors of the Issuer and Mr. Edelson was appointed as Acting Chairman (non-executive) of the Issuer. Consistent with such rights and such positions, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer concerning the Issuer's operating history as well as the Issuer's general business outlook and prospects.

         Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Common Shares in the open market or in private transactions or may dispose of all or a portion of the Common Shares that such Reporting Person now owns or hereafter may acquire. In addition, Messrs. Edelson and Kramer may make proposals and take such other actions as are commensurate with their rights and duties as directors.

         Other than as described in Item 3 and this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D (although they reserve the right to develop such plans).

         The above summary of the terms of the shares of Series 1-A Convertible Preferred Stock, the shares of Series 2-A Convertible Preferred Stock, the Warrant, the Registration Rights Agreement, the Series A Note Purchase Agreement, the Series A Note, the shares of Series 3-A Convertible Preferred Stock, is qualified in its entirety by reference to the exhibits attached to the original Schedule 13D filed by the Reporting Persons on July 5, 2001 and expressly incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer.

         Each of the calculations in this Item 5 are based on 21,431,394 shares of Common Stock outstanding, as reported in the Issuer's most recent Form 10-Q. For purposes of calculating the beneficial ownership of each of the Reporting Persons, as required by the rules of the SEC, it is assumed that only the securities convertible into Common Stock held by such Reporting Person is so converted.

         (a)-(b)

         MEP, LP

         MEP, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 424,785 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.9% of the issued and outstanding shares of Common Stock.

         MEP, LLC

         As the sole general partner of MEP, LP, MEP, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 424,785 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.9% of the issued and outstanding shares of Common Stock.

         MCP

         MCP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 3,260,302 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock), which constitutes approximately 13.2% of the issued and outstanding shares of Common Stock.

         MCG

         As the sole general partner of MCP, MCG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 3,260,302 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock), which constitutes approximately 13.2% of the issued and outstanding shares of Common Stock.

         MCM

         As the non-member manager of MCG, MCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 3,260,302 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock), which constitutes approximately 13.2% of the issued and outstanding shares of Common Stock.

         The Trust

         As a managing member of MEP, LLC, the Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 424,785 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.9% of the issued and outstanding shares of Common Stock.

         AIIG

         AIIG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting and sole dispositive power, of 316,808 shares of Common Stock which constitutes approximately 1.5% of the issued and outstanding shares of Common Stock.

         AIG, LP

         As the managing member of AIIG, AIG, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 316,808 shares of Common Stock, which constitutes approximately 1.5% of the issued and outstanding shares of Common Stock.

         AIG, LLC

         AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Therefore, AIG, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 316,808 shares of Common Stock which constitutes approximately 1.5% of the issued and outstanding shares of Common Stock.

         MAI, LP

         MAI, LP is the managing member of AIG, LLC. AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Therefore, MAI, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 316,808 shares of Common Stock which constitutes approximately 1.5% of the issued and outstanding shares of Common Stock.

         MA, LLC

         MA, LLC is the general partner of MAI, LP. MAI, LP is the managing member of AIG, LLC. AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Therefore, MA, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 316,808 shares of Common Stock which constitutes approximately 1.5% of the issues and outstanding shares of Common Stock.

         Mr. Reinsdorf

         Directly, and as a managing member of MEP, LLC and MA, LLC, a member of MCG and a stockholder of MCM, Mr. Reinsdorf may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,019,780 shares of Common Stock (upon (a) conversion of 91,161 shares of Series 1-A Convertible Preferred Stock into 424,785 shares of Common Stock, (b) conversion of 3,838 shares of Series 1-A Convertible Preferred Stock into 17,884 shares of Common Stock, (c) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock, (d) exercise of the Warrant for 54,312 shares of Common Stock, and (e) including 316,808 shares of Common Stock held directly by AIIG) which constitutes approximately 16.0% of the issued and outstanding shares of Common Stock. Of such shares, Mr. Reinsdorf may be deemed to have sole voting power and sole dispositive power with respect to 17,884 shares of Common Stock, which constitutes 0.1% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 4,001,896 shares of Common Stock, which constitutes approximately 15.9% of the issued and outstanding shares of Common Stock.

         Mr. Edelson

         Directly, as a managing member of MEP, LLC and MA, LLC, as trustee of the Trust, as trustee of the Mercantile Companies Inc. Money Purchase Plan, as a member of MCG and as a stockholder of MCM, Mr. Edelson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,019,780 shares of Common Stock (upon (a) conversion of 91,161 shares of Series 1-A Convertible Preferred Stock into 424,785 shares of Common Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock, (c) exercise of the Warrant for 54,312 shares of Common Stock, (d) conversion of 3,838 shares of Series 1-A Convertible Preferred Stock into 17,884 shares of Common Stock, and (e) including 316,808 shares of Common Stock held directly by AIIG) which constitutes approximately 16.0% of the issued and outstanding shares of Common Stock. Of such shares, Mr. Edelson may be deemed to have sole voting power and sole dispositive power with respect to 17,884 shares of Common Stock, which constitutes 0.1% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 4,001,896 shares of Common Stock, which constitutes approximately 15.9% of the issued and outstanding shares of Common Stock.

         Mr. Kramer

         As a managing member of MA, LLC, a member of MCG and a stockholder of MCM, Mr. Kramer may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,557,110 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock,
(b) exercise of the Warrant for 54,312 shares of Common Stock, and (c) including 316,808 shares of Common Stock held directly by AIIG) which constitutes approximately 14.4% of the issued and outstanding shares of Common Stock.

         (c) Except as set forth in Item 4 above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Amendment No. 3 to Schedule 13D or in the Exhibits filed herewith and incorporated by reference, and except for the Joint Filing Agreement dated December 18, 2001 among the Reporting Persons attached as
Exhibit 1 to this Amendment No. 3 to Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

         Exhibit 2 Certificate of Incorporation of the Issuer (Incorporated by reference to Exhibit 2 to the Schedule 13D filed on July 5, 2001 by the Reporting Persons).

         Exhibit 3 Certificate of Designation of Series 2-A Convertible Preferred Stock (Incorporated by reference to Exhibit 3 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

         Exhibit 4 Certificate of Designation of Series 3-A Convertible Preferred Stock (Incorporated by reference to Exhibit 4 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

         Exhibit 5  Form of Common Stock Warrant (Incorporated by reference to
                    Exhibit 5 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

         Exhibit 6 Form of Registration Rights Agreement (Incorporated by reference to Exhibit 6 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

         Exhibit 7 Convertible Note Purchase Agreement (Incorporated by reference to Exhibit 7 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

         Exhibit 8 Form of Series A Note (Incorporated by reference to Exhibit 8 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2001         MERCANTILE EQUITY PARTNERS III, L.P.,
                                  an Illinois limited partnership,
                                  its Managing Member

                                  By: Mercantile Equity Partners III, L.L.C.,
                                      an Illinois limited liability company,
                                      its General Partner

                                      By: /s/ I. Steven Edelson
                                          ---------------------
                                      Name: I. Steven Edelson
                                      Title: Managing Member

                                  MERCANTILE EQUITY PARTNERS III, L.L.C.,
                                  an Illinois limited liability company,
                                  its General Partner

                                  By: /s/ I. Steven Edelson
                                      ---------------------
                                  Name: I. Steven Edelson
                                  Title: Managing Member

                                  MERCANTILE CAPITAL PARTNERS I, LP,
                                  an Illinois limited partnership

                                  By: Mercantile Capital Group, LLC,
                                      a Delaware limited liability company,
                                      its general partner

                                      By: Mercantile Capital Management Corp.,
                                          an Illinois corporation, its manager

                                          By: /s/ I. Steven Edelson
                                              ---------------------
                                          Name: I. Steven Edelson
                                          Title: President

                                  MERCANTILE CAPITAL GROUP, LLC,
                                  a Delaware limited liability company

                                  By: Mercantile Capital Management Corp.,
                                      an Illinois corporation, its manager

                                  By: /s/ I. Steven Edelson
                                      ---------------------
                                      Name: I. Steven Edelson
                                      Title: President

                                  MERCANTILE CAPITAL MANAGEMENT CORP.,
                                  an Illinois corporation, its manager

                                  By: /s/ I. Steven Edelson
                                      ---------------------
                                  Name: I. Steven Edelson
                                  Title: President

                                  THE EDELSON FAMILY TRUST DATED
                                  SEPTEMBER 17, 1997

                                  By: /s/ I. Steven Edelson
                                      ---------------------
                                  Name: I. Steven Edelson
                                  Title: Trustee

                                  ASIA INTERNET INVESTMENT GROUP I, LLC,
                                  a Delaware limited liability company

                                  By: Asia Investing Group, LP, a Delaware
                                      limited partnership, its managing member

                                      By: Asia Investors Group, LLC, a Delaware
                                          limited liability company, its general
                                          partner

                                          By: Mercantile Asia Investors, LP, a
                                              Delaware limited partnership, its
                                              managing member

                                              By: Mercantile Asia, LLC, a
                                                  Delaware limited liability
                                                  company, its general partner

                                                  By: /s/ I. Steven Edelson
                                                      ---------------------
                                                  Name: I. Steven Edelson
                                                  Title:  Managing Member

                                            ASIA INVESTING GROUP, LP, a Delaware
                                            limited partnership

                                            By: Asia Investors Group, LP, a
                                                Delaware limited liability
                                                company, its general partner

                                                By: Mercantile Asia Investors,
                                                    LP, a Delaware limited
                                                    partnership, its managing
                                                    member

                                                By: Mercantile Asia, LLC, a
                                                    Delaware limited
                                                    liability company, its
                                                    general partner

                                                By: /s/ I. Steven Edelson
                                                    ---------------------
                                                    Name: I. Steven Edelson
                                                    Title: Managing Member

                                            ASIA INVESTORS GROUP, LLC, a
                                            Delaware limited liability company

                                            By: Mercantile Asia Investors, LP, a
                                                Delaware limited partnership,
                                                its managing member

                                                By: Mercantile Asia, LLC, a
                                                    Delaware limited liability
                                                    company, its general partner

                                                    By: /s/ I. Steven Edelson
                                                        ------------------------
                                                    Name: I. Steven Edelson
                                                    Title: Managing Member

                                            MERCANTILE ASIA INVESTORS, LP, a
                                            Delaware limited partnership

                                            By: Mercantile Asia, LLC,
                                                a Delaware limited liability
                                                company, its general partner

                                                By: /s/ I. Steven Edelson
                                                    ----------------------------
                                                Name: I. Steven Edelson
                                                Title: Managing Member

                                            MERCANTILE ASIA, LLC, a Delaware
                                            limited liability company

                                            By: /s/ I. Steven Edelson
                                                --------------------------------
                                            Name: I. Steven Edelson
                                            Title: Managing Member

                                            /s/ Michael A. Reinsdorf
                                            ------------------------------------
                                            MICHAEL A. REINSDORF, an Individual

                                            /s/ I. Steven Edelson
                                            ------------------------------------
                                            I. STEVEN EDELSON, an Individual

                                            /s/ Nathaniel C. A. Kramer
                                            ------------------------------------
                                            NATHANIEL C.A. KRAMER, an Individual